UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 21, 2004

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                       KPN sells stake in Intelsat, dated October 21, 2004.

Press release

Date
October 2004
KPN sells stake in Intelsat	Number
00000000pe

KPN is selling its 1.1% stake in Intelsat, the world’s largest satellite company, for approximately EUR 30 million. The shares are currently held by KPN Satcom B.V.

Yesterday the Intelsat AGM gave its approval to the sale of current shareholders holdings to private investors for $ 18.75 a share.

The settlement for the shares will be in cash and is expected, subject to the required regulatory approvals, to be closed around year-end 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: October 25, 2004	By:	/s/ MICHIEL ROOVERS
Michiel Roovers Legal Counsel